02055000 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

VF 12-6-02

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

NOV 29 2002

SEC FILE NUMBER
8- ~~22190~~ 21190

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/1/2001 (MM/DD/YY) AND ENDING 9/30/2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Shearman, Ralston, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

17 Battery Place
(No. and Street)

New York, NY 10004
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Douglas B. Ralston 212-248-1160
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Horowitz & Ullmann, P.C.
(Name – *if individual, state last, first, middle name*)

275 Madison Avenue New York NY 10016
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
DEC 11 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OP 12-10

OATH OR AFFIRMATION

I, Douglas P. Ralston, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Shearman, Ralston Inc., as of September 30, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

D P Ralston
Signature

Pres.
Title

Caren S Brutten
Notary Public

CAREN S. BRUTTEN
Notary Public, State of New York
No. 02BR4500787
Qualified in New York County
Commission Expires Nov. 30, ~~19~~ 2005

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

X (o) Independent's Auditor Report on Internal Accounting Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SHEARMAN, RALSTON INC.

FINANCIAL STATEMENTS

SEPTEMBER 30, 2002

Shearman, Ralston Inc.

CONTENTS

HOROWITZ & ULLMANN, P.C.
Certified Public Accountants

A member of the
AICPA SEC Practice Section
New York State Society of CPAs

275 Madison Avenue
New York, NY 10016
Telephone: (212) 532-3736
Facsimile: (212) 545-8997
E-mail: cpas@horowitz-ullmann.com

INDEPENDENT AUDITOR'S REPORT

The Board of Directors
Shearman, Ralston Inc.
New York, NY

We have audited the statement of financial condition of Shearman, Ralston Inc. as of September 30, 2002 and the related statements of income, cash flows and changes in stockholders' equity for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Shearman, Ralston Inc. as of September 30, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in Schedules number "1" through "4" is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Horowitz + Ullmann, P.C.

November 21, 2002

Exhibit "A"

Shearman, Ralston Inc.
Statement of Financial Condition
September 30, 2002

ASSETS

Current Assets:	
Cash	$ 3,978
Marketable securities	2,706,742
Investment securities, not readily marketable	72,100
Commission receivable from clearing broker	48,000
Total current assets	2,830,820
Other assets:	
Security deposits	8,926
Deferred income taxes	51,000
Total other assets	59,926
Total assets	$2,890,746

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities:	
Accounts payable and accrued liabilities	$1,109,168
Stockholders' Equity:	
Capital Stock:	
Common, Class "A", $1.00 par value, authorized 10,000 shares; issued 2,500 shares	2,500
Common, Class "B", $1.00 par value, authorized 10,000 shares; issued 225 shares	225
Additional paid-in capital	32,150
Treasury stock, at cost (1,250 shares of Class "A" common stock and 112.50 shares of Class "B" common stock)	(328,485)
Retained earnings	2,075,188
Total stockholders' equity	1,781,578
Total liabilities and stockholders' equity	$2,890,746

See independent auditor's report and accompanying notes to financial statements.

Exhibit "B"

Shearman, Ralston Inc.
Statement of Income
Year Ended September 30, 2002

Revenues:	
Customer commissions	$ 836,670
Principal transactions	34,654
Dividend and interest income	167,496
Unrealized loss on securities	(607,014)
Realized loss on securities sold	(15,879)
Other income	27,654
Total revenues	443,581
Expenses:	
Employee compensation	559,670
Clearance charges	125,696
Tickers and quotation service	6,624
Travel and entertainment	46,705
Rent	51,486
Contributions to profit sharing plan	53,344
Payroll taxes	27,700
Telephone	17,758
Insurance	43,170
Interest	42,886
Stationery, postage and supplies	16,133
Professional and registration fees	7,863
Reserve for relocation	19,580
Miscellaneous	4,703
Total expenses	1,023,318
Loss before income tax benefit	(579,737)
Income tax benefit	273,561
Net loss	$ (306,176)

See independent auditor's report and accompanying notes to financial statements.

Exhibit "C"

Shearman, Ralston Inc.
Statement of Cash Flows
Year Ended September 30, 2002

Increase/(decrease) in cash	
Cash flows from operating activities:	
Net loss	$ (306,176)
Adjustments to reconcile net income to net cash used in operating activities:	
Unrealized loss on investment securities	607,014
Realized loss on sale of investment securities	15,879
Deferred income tax benefit	(286,000)
Changes in assets and liabilities:	
Decrease in due from clearing broker	37,987
Decrease in accounts payable and accrued liabilities	(227,095)
Decrease in income taxes payable	(2,000)
Increase in security deposit	(1,000)
Total adjustments	144,785
Net cash used in operating activities	(161,391)
Cash flows from investing activities	
Purchase of marketable securities	(1,281,846)
Sales of marketable securities	1,427,831
Net cash provided by investing activities	145,985
Net decrease in cash	(15,406)
Cash - October 1, 2001	19,384
Cash - September 30, 2002	$ 3,978

See independent auditor's report and accompanying notes to financial statements.

Exhibit "D"

Shearman, Ralston Inc.
Statement of Changes in Stockholders' Equity
Year Ended September 30, 2002

	Common Stock Class "A"	Common Stock Class "B"	Paid-in Capital	Treasury Stock	Retained Earnings	Total
Balances October 1, 2001	$2,500	$225	$32,150	$(328,485)	$2,381,364	$2,087,754
Net loss	-	-	-	-	(306,176)	(306,176)
Balances September 30, 2002	$2,500	$225	$32,150	$(328,485)	$2,075,188	$1,781,578

See independent auditor's report and accompanying notes to financial statements.

Shearman, Ralston Inc.
Notes to Financial Statements

1. Organization and Nature of Business

Shearman, Ralston Inc. is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). Its primary source of revenue is derived from providing brokerage services to customers located mainly in the New York metropolitan area, who are predominately upper-income and middle-income individuals.

2. Summary of Significant Accounting Policies

Securities Transactions:
Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. The Company uses the specific identification method for determining the cost basis in computing realized gains and losses.

Marketable securities are valued at market value. The resulting difference between cost and market is included in income as unrealized gain or loss. Investment securities, not readily marketable, are recorded at cost.

Collateral:
The Company maintains a proprietary margin account with the broker-dealer that holds the Company's marketable securities. The securities serve as collateral for the margin account balance. The margin account balance is included in accounts payable and accrued liabilities in the statement of financial condition.

Commissions:
Customers' securities transactions are reported on a settlement date basis with the related commission income and clearing expenses reported on a trade date basis as securities transactions occur. All such transactions are cleared through another broker-dealer on a fully disclosed basis.

Use of Estimates:
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

3. Supplemental cash flow information:

Cash paid for income taxes and interest is $12,742 and $42,886, respectively.

4. Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions, of $100,000 or one-fifteenth of aggregate indebtedness as defined, if larger. Net capital and aggregate indebtedness fluctuate from day to day but, at September 30, 2002, the Company's net capital exceeded such capital requirements by $1,116,597 and the ratio of aggregate indebtedness ($1,109,168) to net capital ($1,216,597) was 0.9117 to 1.

5. Income Taxes

The Company computes its tax in accordance with the tax provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes."

The provision for income taxes/(tax benefit) includes the following at September 30, 2002:

	Current	Deferred	Total
Federal income tax (benefit)/expense	$ (303)	$(176,000)	$(176,303)
State and local taxes (benefit)/expense	12,742	(110,000)	(97,258)
	$12,439	$(286,000)	$(273,561)

A reconciliation of the difference between the expected income tax expense/(benefit) computed at the U.S. statutory income tax rate and the Company's income tax expense/(benefit) is summarized as follows:

Expected income tax expense/(benefit) at U.S. statutory tax rate	$(206,013)
(Increase)/decrease in tax benefit from:	
State and local income tax benefit, net of federal income tax benefit	(60,200)
Corporate dividends received deduction	(5,658)
Other	(1,690)
	$(273,561)

Deferred income taxes are provided for the temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities. The tax effect of the temporary differences giving rise to the Company's deferred tax asset results from unrealized losses on marketable securities.

6. Profit Sharing Plan

The Company has a profit sharing plan for all full time employees who have at least one full year of service. For the fiscal year ended September 30, 2002, the amount contributed was $53,344.

7. Concentrations of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include other broker-dealers and banks. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

8. Lease Commitments

The Company has executed an operating lease agreement for its office space which expires in July 2003. It has not yet determined whether it will occupy the premises beyond that period and has established a reserve for relocation of $19,580 in anticipation of future costs. Rental expense under the operating lease is $51,486 for the year.

Schedule "1"

Shearman, Ralston Inc.
Computation of Net Capital Under S.E.C. Rule 15c3-1
September 30, 2002

Stockholders' equity, per statement of financial condition	$1,781,578
Less: Nonallowable assets:	
Deposits	8,926
Investment securities, not readily marketable	72,100
Deferred income taxes	51,000
Tentative Net Capital	1,649,552
Capital charge on investment securities	406,011
Capital charge on undue concentration	26,944
Net Capital	1,216,597
Less: Minimum net capital required to be maintained ($100,000 or 1/15th of aggregate indebtedness, whichever is greater)	100,000
Excess net capital	$1,116,597

Aggregate Indebtedness	
Accounts payable and accrued liabilities	$1,109,168
1/15th of Aggregate Indebtedness	$ 73,945
Ratio of Aggregate Indebtedness to Net Capital	0.9117 to 1

See independent auditor's report.

Schedule "2"

Shearman, Ralston Inc.
Reconciliation of Net Capital
Pursuant to S.E.C. Rule 17a-5 (d) (4)
September 30, 2002

Net capital, per Form X-17a-5 as of September 30, 2002, unaudited	$1,216,597
Add: Audit adjustments	-
Net Capital per accompanying Computation of Net Capital Under S.E.C. Rule 15c3-1	$1,216,597

See independent auditor's report.

Shearman, Ralston Inc.
Computation for Determination of
Reserve Requirements Under Rule 15c3-3
September 30, 2002

The Company was exempt from the provisions of Rule 15c3-3 under the Securities and Exchange Act of 1934 for the year ended September 30, 2002.

See independent auditor's report.

Schedule "4"

Shearman, Ralston Inc.
Information Relating to the
Possession or Control Requirements Under Rule 15c3-3
September 30, 2002

The Company was exempt from the provisions of Rule 15c3-3 under the Securities and Exchange Act of 1934 for the year ended September 30, 2002.

See independent auditor's report.

HOROWITZ & ULLMANN, P.C.

Certified Public Accountants

A member of the
AICPA SEC Practice Section
New York State Society of CPAs

275 Madison Avenue
New York, NY 10016
Telephone: (212) 532-3736
Facsimile: (212) 545-8997
E-mail: cpas@horowitz-ullmann.com

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL

The Board of Directors
Shearman, Ralston Inc.
New York, NY

In planning and performing our audit of the financial statements of Shearman, Ralston Inc. for the year ended September 30, 2002, we considered its internal control structure including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Shearman, Ralston Inc., that we considered relevant to the objectives stated in Rule 17a-5(g).

The management of the Company is responsible for establishing and maintaining internal controls and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, management is required to make estimates and judgments to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objective of internal controls and of the practices and procedures is to provide management with reasonable, but not absolute, assurance (1) that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and (2) that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal controls or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal controls would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the AICPA. A material weakness is a condition in which the design or operation of the specific internal control elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal controls, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at September 30, 2002 to meet the Commission's objectives.

This report is intended solely for the use of management and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than those specified parties.

Horowitz + Ullmann, P.C.

November 21, 2002